September 7, 2011

BY EDGAR AND COURIER

Mr. John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Tilly’s Inc.

Registration Statement on Form S-1 filed on July 1, 2011

Amendment No. 2 filed on September 7, 2011

File No. 333-175299

Dear Mr. Reynolds:

On behalf of Tilly’s, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission set forth in the letter to the Company, dated August 25, 2011, relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-175299). An electronic version of Amendment No. 2 has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used herein but not otherwise defined herein shall have the meanings in the Registration Statement.

Prospectus Summary, page 1

1.	We note your revised disclosure and response to comment five of our letter dated July 28, 2011. Please further clarify the basis for your belief that you are positioned to “capture more shopping trips and generate higher sales per visit.”

Response: The Company advises the Staff that it has revised the language on pages 2 and 64 to further clarify the basis for its belief that Tilly’s is positioned to “capture more shopping trips and generate higher sales per visit”, in addition to re-phrasing this particular statement.

2.	We note your response to comment seven of our letter dated July 28, 2011, and we reissue it in part. With a view to disclosure, advise us:

Mr. John Reynolds

September 7, 2011

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How you calculated an 18 month payback period based on a $300,000 yearly cash flow and a net initial investment of $500,000 to $550,000. Based on a $25,000 monthly cash flow, it appears the payback period would be approximately 20 to 22 months;

Response: The Company advises the Staff that it has revised pages 3, 37, 38, 66 and 71 to clarify that the 18 month payback period includes cash flow of $300,000 in the first 12 month period and, with increased sales expected in year two as the store matures, cash flow at the annual run rate of over $400,000 in the second 12 month period, which includes the last six months of the 18 month payback period.

•	The extent to which you believe the $500,000 to $550,000 net initial investment and $300,000 yearly cash flow figures may be affected as you continue to grow; and

Response: The Company’s anticipated net investment may increase over time depending on a number of factors beyond our control, such as on the cost of construction materials, competition for new retail locations and changes in the commercial real estate environment. Further, the Company’s anticipated yearly cash flows may be impacted depending on several factors, such as the level of competition and the specific store locations at a particular venue and the concentration of our stores within a limited geographic area. The Company has revised the disclosure on pages 38, 71 and 72 accordingly.

•	Whether the averages “over the last ten years” were all within the “target” figures you provide.

Response: The Company advises the Staff that it has revised the wording on pages 37, 38, 71 and 72 that cited “over the last 10 years” to avoid any concern that potentially lower average costs from the earliest years were bringing the historical averages down. The Company has also clarified that the expected average net investment range included a mild increase over average historical costs incurred for stores opened since 2005, including the stores opened during the most recent two fiscal years. Therefore, the wording now refers to average costs incurred to open new stores since the beginning of 2005 and notes that the projected range includes a mild inflationary increase above these historical numbers.

3.	We note your response to comment eight of our letter dated July 28, 2011. Consider clarifying your references to “margin expansion” and “leveraging” margin by providing quantitative disclosure.

Response: The Company has considered the Staff’s comment and advises the Staff that it is unable to provide quantitative disclosure regarding its expected opportunity to drive “margin expansion” and goal of “leveraging” its ongoing investments to improve margin and support growth at this time. The Company understands the expected qualitative impact of the cited initiatives and examples based on its knowledge of the business and experience in the industry. However, the Company is unable to isolate for the reader the quantitative impact of these

Mr. John Reynolds

September 7, 2011

initiatives at this time because it does not yet possess the specific financial metrics and information necessary to do so and due to the number of different variables identified in the disclosure that could impact the Company’s operating margins.

However, the Company advises the Staff that as the Company implements this growth strategy, it will provide material quantitative disclosure regarding the impact of these initiatives in its future periodic filings with the Securities and Exchange Commission as appropriate and to the extent it is reasonably able to do so. The Company envisions that such disclosure would be similar to the existing historical disclosure regarding the impact of margin changes and cost leverage in the period-to-period comparisons in the MD&A section of the Registration Statement.

4.	Please refer to comment nine of our letter dated July 28, 2011. Please revise here and where appropriate to disclose in quantitative terms the extent to which your comparable store sales figures would be significantly different excluding the e-commerce sales.

Response: The Company advises the Staff that it has revised pages 9, 35, 36, 42 and 49 to disclose in quantitative terms the amount of comparable store sales that was attributed to e-commerce sales for each period presented.

Use of Proceeds, page 29

5.	We note your responses to comments 12 and 13 of our letter dated July 28, 2011, and we reissue them in part. It appears that your net offering proceeds after you have paid your “S” Corporation distribution may be in excess of $28 million. Please revise to clarify the amounts intended for each noted purpose, including the amounts needed to build your e-commerce distribution center. If you do not have a plan on how this amount will be allocated among the various possible uses described on page 29, please revise to comply with Instruction 7 of Item 504 of Regulation S-K.

Response: The Company advises the Staff that the principal purposes of this offering are to obtain capital to pay all undistributed cumulative earnings to date to the current shareholders of World of Jeans & Tops, obtain additional working capital, create a public market for our common stock and facilitate our future access to the public equity markets. Beyond the amount used to pay the “S” Corporation distribution, the Company has no specific plans for how it will use the excess proceeds and the specific amounts and timing of any such expenditures will vary depending on a variety of factors. Accordingly, the Company respectfully submits that it is unable to provide any more meaningful disclosure of how it intends to use the net proceeds from the offering in the “Use of Proceeds” section. The Company has revised its disclosure on page 30 accordingly.

Management’s Discussion and Analysis, page 36

6.	We note your revised disclosure on page 37 and response to prior comment 15. Please revise to more fully address the key performance indicators that management uses to

Mr. John Reynolds

September 7, 2011

assess your business. For example, it is unclear why the section beginning on page 37 does not further address margins or the mix of your proprietary merchandise and other sales. In this regard, we note the discussion of margins in the fourth paragraph on page three and the statement on page 13 that “branded merchandise generally has a higher gross margin.” Your revised disclosure should enable investors to see the company through the eyes of management and provide the context within which the financial information you disclose should be analyzed. Please revise accordingly. See SEC Release 33-8350.

Response: The Company advises the Staff that it has revised page 38 to clarify the key performance indicators that management uses to assess the business. Further, the Company supplementally advises the Staff that margins and merchandise mix, among other items, are components of these key measures and are not, by themselves, key measures used by management to evaluate the performance of the business. For example, the existing disclosure under the subheading “Gross Profit” on pages 39 and 40 discusses numerous components that impact this key performance indicator including markups, markdowns, buying costs, distribution and occupancy costs, changes in the mix of proprietary branded merchandise and third party branded merchandise and seasonality. The Company does not view these various components as individually significant indicators of its overall performance because of the significant number of components which may offset each other. Therefore, no one component by itself is considered a key performance indicator and the Company evaluates these components on a combined basis to understand the drivers of the changes in gross profit.

7.	We note your response to comment 16 of our letter dated July 28, 2011, and we reissue it in part. Please revise to clarify how much your expansion plans to build your e-commerce fulfillment and distribution facility will cost and how much of that amount is dependent on offering proceeds.

Response: The Company advises the Staff that the Company will not build a new e-commerce distribution facility, but, rather, the Company will lease a building that will serve as its e-commerce distribution facility. The Company intends to fund the costs associated with this facility from cash on hand and cash flows from operations and therefore has revised the disclosure on page 38 accordingly. Further, the Company advises the Staff that it has revised the disclosure on page 75, under the subheading “Properties”, and on pages 103 and 104, under the subheading “Leasing Arrangements” to clarify and provide further detail regarding the leasing arrangement for this property.

Results of Operations, page 41

8.

We reviewed your response to our prior comment 9, noting the impact of e-commerce sales in your comparable store sales data. In order to provide an investor with a better understanding of the drivers of your business, for each period presented please revise to disclose the amount of comparable store sales that was attributed to e-commerce sales

Mr. John Reynolds

September 7, 2011

(e.g. comparable store net sales increased 18.2%, of which 2.3% was attributed to ecommerce sales).

Response: The Company advises the Staff that it has revised pages 9, 35, 36, 42 and 49 to disclose in quantitative terms the amount of comparable store sales that was attributed to e-commerce sales for each period presented.

9.	We note your revised disclosure on pages 21 and 49. Please confirm that you will disclose the “certain levels of tangible net worth, liquidity and profitability” applicable to the amended facility.

Response: The Company confirms to the Staff that it will disclose specific covenants contained in its amended credit facility relating to tangible net worth, liquidity and profitability once such amendment has been executed. The Company supplementally advises the Staff that the Form of Amended and Restated Credit Agreement in Exhibit 10.2 includes covenants requiring certain levels of tangible net worth, liquidity and profitability, such as a minimum current asset to current liability ratio of 1.25 to 1.00, a net profit before tax of at least $1 over any trailing four quarter period, and a maximum ratio of 4.00 to 1.00 for “funded debt” to “EBITDAR”, where “funded debt” includes credit facility borrowings, capital lease debt and eight times annual operating lease rent expense, and “EBITDAR” includes net income before interest, income taxes, depreciation, amortization and rent expense.

Critical Accounting Policies and Estimates

Common Stock Valuation Methodologies, page 59

10.	We reviewed your response to our prior comment 21. We note you used 19 companies to determine your expected term and volatility related to your stock options and 11 companies used in the market approach, with 9 of 11 included in the pool of 19. Please address the following:

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We note of the 19 companies selected, 18 were specialty apparel retailers. Tell us why only 9 of them were selected to be included in your market approach and the basis for the selection of such companies versus others in the pool of 18.

Response: The Company advises the Staff that it selected the nine companies it deemed the most appropriate for inclusion in the market approach because they are direct competitors of Tilly’s, competing for the same young male and female customers looking for casual apparel. Due to the highly volatile nature of the Company’s industry and the nine direct competitors, the Company determined that additional data points were needed to appropriately estimate the volatility and expected term for its stock option valuation. Therefore, the Company selected additional retailers that do not compete as directly with Tilly’s in order to obtain the additional data points.

Mr. John Reynolds

September 7, 2011

•	Tell us why a shoe retailer was considered appropriate to include in your market approach versus other specialty apparel retailers.

Response: The Company advises the Staff that footwear is one of the major categories of products sold at Tilly’s. However, footwear is generally not a part of the merchandise offered by the nine youth-oriented apparel retailers selected for the market approach. To enable the group of companies selected for the market approach to more nearly match the customer and merchandise of Tilly’s, the shoe retailer was selected.

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Tell us how your determination of stock compensation expense would have differed if only the 9 of the 11 companies used (i.e. excluding shoe retailer and newly public retailer) in the market approach were used to determine the fair value of your stock options.

Response: The Company advises the Staff that after re-running the valuation by excluding the two companies from the market approach, it determined that there would have been no impact on the valuation. The median of the multiples of the selected group of companies was the same with and without the two companies that were removed. Therefore, there would have been no difference in stock compensation expense had those two companies been excluded from the initial selection.

11.	We reviewed your response to our prior comment 21 and revised disclosures on page 59. Your response did not provide the specific rationale for allocating percentages to the three methods used. Please revise to clarify, in detail, how you determined the weighting percentages of 50%, 40% and 10%. Ensure you address (i) how the fact that the discounted cash flow method was deemed to be the best indicator of fair value, but was only weighted 50% and (ii) how the guideline merged and acquired method was weighted 10%, yet it didn’t appear to have significant relevance due the timeframe of the transactions included. Also, provide us with the fair market value result from each method.

Response: As discussed with the Staff, the following information is being provided on a supplemental basis. The Company advises the Staff that the fair value estimate was based upon valuation methods that were believed to be appropriate in the circumstances and for which sufficient data were available, following guidance in ASC 820-10-35-24. A qualitative analysis was performed to determine the appropriate weightings. The general practice of the third-party valuation specialists would be to give equal weighting to the income valuation method (i.e., discounted cash flows) and the market valuation method (i.e., guideline public company and merged/acquired company), and make adjustments to the weighting based on the relevance and reliability of the underlying information. The discounted cash flow method was determined to be relevant and reliable as it was based upon detailed forecasts regarding store expansion, same store sales trends, profit margins, working capital requirements, capital expenditures and various expenses that were specific to Tilly’s circumstances. Although the impending date of the initial public offering suggested a higher weighting be assigned to the market valuation approach, the

Mr. John Reynolds

September 7, 2011

volatility of the public markets and the uncertainty of the initial public offering caused the valuations supported by the market valuation approach to be considered only equally relevant and reliable as the income valuation approach. Between the two market valuation methods used, the guideline public company method was given four times the weighting of the merged/acquired company method because there were only a few merged/acquired transactions considered relevant.

The valuations derived from the three methods and their weightings were as follows:

Valuation Method	Valuation (in ‘000s)	Weighting
Discounted Cash Flows	$336,000	50%
Guideline Public Company	$420,000	40%
Merged/Acquired Company	$357,000	10%

Although the Company believes that the above weightings were appropriate based on consultation with its third-party valuation specialists, the Company performed a sensitivity analysis to determine the impact of changing the above weightings. The Company advises the Staff that even if it applied the most aggressive position of using a 100% weighting to the guideline public company method (i.e. the method resulting in the highest valuation), the resulting change to stock compensation expense would not have been material to the Company’s financial statements over the four year service period.

Business, page 64

12.	We note your response to comment 23 of our letter dated July 28, 2011. Please confirm that you will provide post-reorganization disclosure in a pre-effective amendment. Note that we may have comments on any such non-430A disclosure included in an amended filing.

Response: The Company confirms to the Staff that it will provide all non-430A post-reorganization disclosures in a pre-effective amendment. The Company supplementally advises the Staff that it anticipates consummating the Reorganization Transaction a few days prior to the consummation of the Company’s initial public offering. Because of the uncertainty of the initial public offering process and recent market volatility, this timing is intended to preserve World of Jeans & Tops’ “S” Corporation tax status until the Company can reasonably determine it will complete its initial public offering. The Company advises the Staff that it has filed as exhibits to this Amendment No. 2 the following documents related to the Reorganization Transaction and which are expected to be executed on the time frame referenced above:

Mr. John Reynolds

September 7, 2011

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Form of “S” Corporation Termination, Tax Allocation and Indemnification Agreement (including a Form of Promissory Note attached as Exhibit A thereto) among World of Jeans & Tops, Tilly’s, Inc. and the shareholders of World of Jeans & Tops; and

•	Form of Share Exchange Agreement among Tilly’s, Inc., World of Jeans & Tops and the shareholders of World of Jeans & Tops.

The forms of these agreements remain subject to change pending final execution. The Company acknowledges that the Staff may have comments on the non-430A disclosure regarding the Reorganization Transaction included in an amended filing.

13.	We note your response to comment 26 of our letter dated July 28, 2011 and the statement on page 37 that you “expect the average net investment, including the amount of landlord allowances, to be generally consistent over the next several years.” With a view to clarifying disclosure, please advise us of the extent to which an inability to rely on recent levels of landlord allowances would significantly change the target figures provided.

Response: The Company advises the Staff that it has revised its disclosure on pages 38, 71 and 72 to provide additional clarification regarding the uncertainty of maintaining the current levels of landlord allowances. That language notes that if the level of landlord allowances were to drop significantly, the amount of the average net investment to open a new store and the expected cash-on-cash payback period could increase. The Company does not believe it is reasonably possible to quantify the extent of a change in the level of landlord allowances, as the allowances will be subject to many variables such as market conditions at each prospective location and competition for space with other prospective tenants.

14.	We note your response to comment 27 of our letter dated July 28, 2011, and we reissue it in part. Please revise to clarify whether your target market is highly fragmented and whether you have any significant market share.

Response: The Company advises the Staff that it has revised its disclosure on page 74 to note that the Company competes, either to some extent or a great deal, with many different retailers and, therefore, believes the market is highly fragmented. Therefore, the Company does not believe it has a significant share of this market.

Executive Compensation, page 86

15.	We note your response to comment 33 of our letter dated July 28, 2011, and we reissue it in part. Please revise to describe the mechanics of how the incentive annual bonus plan operates for the fiscal year 2011. For example, it is unclear what you mean by “minimum financial performance objectives,” “achievement of corporate objectives,” or how each of these performance objectives are weighted in calculating your named executive officers’ annual bonus. Further, it is unclear whether there are multiple targets with varying bonus levels that are apportioned by a pro rata formula or at the discretion of the compensation committee.

Mr. John Reynolds

September 7, 2011

Response: The Company advises the Staff that it has revised the disclosure on page 87 to describe the mechanics of the incentive bonus for 2011.

16.	We note your response to comment 34 of our letter dated July 28, 2011, and we reissue it in part. Please revise or provide us an analysis of why you believe none of the nine vice presidents listed on page 78 is a named executive officer as defined under Item 402(a)(3)(iv) of Regulation S-K.

Response: The Company advises the Staff that it believes Item 402(a)(3)(iv) of Regulation S-K applies only to circumstances where an individual, at some point during the previous fiscal year, met the definition of an “executive officer”, but did not continue to meet that definition at the end of the fiscal year. Therefore, it would not be applicable to the Company because at no time did its remaining eight vice presidents meet the definition of “executive officer” as set forth in Rule 3(b)-7 of the Exchange Act during fiscal year 2010. However, the Company would like to clarify to the Staff that it has identified one of the nine vice president listed on page 77, Craig DeMerit our Vice President, Chief Information Officer and Chief Operating Officer, as a named executive officer pursuant to Item 402(a)(iii) of Regulation S-K.

Because the Company has remained a private company completely owned and controlled by its two founders for almost 30 years, all vice presidents reported directly to our Co-Founder and former CEO, Mr. Shaked, during that time. During his tenure as CEO, Mr. Shaked actively managed the Company and did not delegate authority to make policy decisions or significant decisions impacting any department or the operations of the Company to the remaining eight vice presidents. The Company anticipates the manner in which authority is delegated may change as a result of the appointment of Mr. Griesemer as our new President and Chief Executive Officer and the Companys’ completion of the initial public offering process.

The Company advises the Staff that it has amended and restated its Certificate of Incorporation and modified the disclosure in this Amendment No. 2 to reflect a new board structure. The Company will initially have a non-classified board with each director serving a one year term. However, at such time as all of the Class B Common Stock ceases to be outstanding, the non-classified board structure will automatically become a classified board structure with three classes to be comprised of the directors in office, with each class serving for a staggered three-year term. The Company has revised pages 26, 80 and 111 accordingly.

In addition, the Company supplementally advises the Staff that it intends to include the new disclosure below in a future amendment to the Registration Statement in a section titled “Recent Developments” at the bottom of page 4.

Recent Developments

Comparable store sales increased             % in the first              weeks of our fiscal 2011 third quarter as compared to the same              week period in fiscal 2010. This period represents our third quarter

Mr. John Reynolds

September 7, 2011

back-to-school sales period which includes our fiscal month of August and first              weeks of fiscal September. Comparable store sales increased             % in the same             week period of fiscal 2010 as compared to the same              week period of fiscal 2009. Total net sales for such             week period in fiscal 2011 increased approximately             % over the              week period in fiscal 2010, from $             million to $             million. Product margin as a percentage of net sales for such              week period in fiscal 2011 rose slightly compared to the same              week period in fiscal 2010. As of September             , 2011, the Company operated              stores, reflecting seven net openings year-to-date, with eight new stores expected to open in the remainder of the year.

These results reflect only the first              weeks of our third quarter and not an entire fiscal period. Accordingly, we have not begun our normal quarter-end closing and review procedures and our independent registered public accounting firm has not completed their review of these results. These results should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP and reviewed by our auditors. These preliminary results could change materially due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our third quarter are finalized.

If you have any questions regarding any of the responses in this letter or Amendment No. 2, please call Patrick Grosso, General Counsel, at (949) 609-5567 or, in his absence, Bill Langsdorf, Chief Financial Officer, at (949) 609-5552.

Sincerely,

/s/ Daniel Griesemer

Daniel Griesemer

Enclosure

Cc:	Edwin Kim

David Link

Blaise Rhodes

Brian Bhandari